United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

June 2012

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒    Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes   ☐    No  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes   ☐    No  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes  ☐    No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release
Signature Page

Press Release

Vale completes mandatory conversion of convertible notes

Rio de Janeiro, June 15, 2012 — Vale S.A. (Vale) announces that the mandatorily convertible notes due on June 15, 2012 of its wholly-owned subsidiary Vale Capital II, series VALE-2012 and VALE.P-2012, were converted today into common and preferred American Depositary Shares (ADSs), respectively.

The conversion rate, which is the number of ADSs deliverable upon conversion of each note on the applicable date, was 2.7082 common ADSs per series VALE-2012 and 3.0993 preferred ADSs per series VALE.P-2012.

The ADSs, into which the series Vale-2012 notes were converted, represented an aggregate of 15,836,884 common shares, equivalent to 1.3% of outstanding common shares, and the series VALE.P-2012 notes represented an aggregate of 40,241,968 preferred class A shares, equivalent to 2.2% of outstanding preferred class A shares.

For further information, please contact:

+55-21-3814-4540

Roberto Castello Branco: roberto.castello.branco@vale.com

Viktor Moszkowicz: viktor.moszkowicz@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Christian Perlingiere: christian.perlingiere@vale.com

Marcio Loures Penna: marcio.penna@vale.com

Rafael Rondinelli: rafael.rondinelli@vale.com

Samantha Pons: samantha.pons@vale.com

Thomaz Freire: thomaz.freire@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Roberto Castello Branco
Date: June 15, 2012		Roberto Castello Branco
Director of Investor Relations